UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

INDEX TO FINANCIAL STATEMENT AND REQUIRED SUPPLEMENTARY DATA

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS At December 31, 2009 and 2008	4
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For the years ended December 31, 2009 and 2008	5
NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL SCHEDULES *
  Schedule H, Part IV, Item 4(i) – Assets Held for Investment Purposes
  Schedule H, Part IV, Item 4(j) – Reportable Transactions
	
	15
	16

EXHIBIT INDEX	18

*   Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and
    Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hercules Incorporated Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2009 and 2008, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2009 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morison Cogen LLP

Bala Cynwyd, Pennsylvania
June 21, 2010

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

| | December 31, | |
	2009	2008
ASSETS:		
Investments (at fair value) (Notes 3 and 4)	$ 382,941	$ 312,218
Participant Loans Receivable (Notes 3 and 4)	6,050	4,756
Total (at fair value)	388,991	316,974
Contributions receivable	974	942
Total assets	389,965	317,916
LIABILITIES:		
Loan payable (Note 7)	4,018	12,522
Total liabilities	4,018	12,522
Net assets reflecting all investments at fair value	385,947	305,394
Adjustment from fair value to contract value for		
fully benefit – responsive investment contract	(1,806)	1,144
NET ASSETS AVAILABLE FOR BENEFITS	$ 384,141	$ 306,538

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	Year Ended December 31,	
	2009	2008
ADDITIONS:		
Increase to net assets attributed to:		
Investment income:		
Interest	$ 2,820	$ 3,683
Dividends	5,452	10,342
Contributions:		
Participants	12,113	14,133
Employer	6,591	891
Other	186	26
Net appreciation in fair value		
of investments (Note 4)	83,375	-
Total Additions	110,537	29,075
DEDUCTIONS:		
Net depreciation in fair value		
of investments (Note 4)	$ -	$ 83,734
Deductions from net assets attributed to:		
Benefits paid to participants	32,504	27,050
Administrative expenses	124	122
Interest Expense	306	1,128
Total Deductions	32,934	112,034
Net Increase (Decrease)	77,603	(82,959)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	306,538	389,497
End of year	$ 384,141	$ 306,538

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1. Description of Plan

The following description of the Hercules Incorporated Savings and Investment Plan (the "Plan") provides only general information. The Plan is a defined contribution Internal Revenue Code ("IRC") Section 401(k) plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On November 13, 2008, Ashland Inc. ("Ashland") completed the acquisition of Hercules Incorporated ("Hercules"), through a subsidiary merger transaction. As a result of this transaction, Hercules became a wholly owned subsidiary of Ashland. At the time of the merger, each share of Hercules common stock was converted into the right to receive 0.093 shares of Ashland common stock, par value $0.01 per share, and $18.60 in cash, without interest, which merger consideration has a value of approximately $23.01 per Hercules share based on Ashland's July 10, 2008 closing stock price.

Upon hire, all United States Hercules (the "Company") employees: (1) are immediately eligible to participate in the Plan; (2) are immediately enrolled in the Plan unless they choose not to participate and (3) obtain immediate, non-forfeitable ("vested") rights to the full market value of their account. At enrollment, participants may elect to contribute up to 15% of their annual wages on either a pre-tax or post-tax basis, or a combination thereof subject to IRC limitations. New participants are deemed to elect to contribute 3% of their wages as pre-tax contributions, unless they elect otherwise.

The Company contributes a matching contribution of 50% of the first 6% of the annual earnings that an employee contributes to the Plan. The matching contribution may be made in shares of stock, cash or may be used to pay down an exempt loan, the proceeds of which were used to acquire company stock held in a suspense account as part of the portion of the Plan that is an employee stock ownership plan (ESOP). To the extent matching contributions are used to pay down an exempt loan, shares of stock are released from the suspense account and allocated to participants' accounts. Since the purchase of the Company by Ashland, the shares of stock in the Plan were exchanged for shares of Ashland Inc. stock. Participants can elect to immediately diversify their Company matching common stock contribution into any Plan investment option. Participants direct the investment of their monthly savings into any of the Plan's investment options, or a combination thereof. Eligible participants are also eligible to receive a performance-based employer contribution based on pre-established performance metrics. For employees hired on or after January 1, 2005, the Company also makes a Basic Retirement Contribution equal to 2% of their earnings each pay period.

The Plan provides for various stock, bond, and fixed income mutual fund investment options and Ashland Inc. common stock. These investments are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain of these investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in one or more of these or other risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear a reasonable interest rate fixed at the date the loan is granted. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

Effective January 1, 2005, the Plan was amended to permit variable employer contributions to eligible participants (salaried employees and those union employees who have negotiated participation in the Flexible Benefits Plans). This Performance Retirement Contribution ("PRC") is based on Company performance each year against specific performance targets. Effective January 1, 2009, Company performance may include the metrics deemed advisable or convenient and may include performance of the Company and its parent company and all affiliates. Company performance at target will generate an average PRC contribution equal to 3% of participant's annual wages. If the

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1. Description of Plan (continued)

Company's performance exceeds the target, the average contribution could go up to 6% of annual wages. If the Company achieves the target in a given year and generates a 3% pool, the Company will make contributions to the participants' accounts in these amounts:

1.5% of pay for employees with less than 11 years of service.

3% of pay for employees with at least 11, but less than 20 years of service.

4.5% of pay for employees with 20 or more years of service.

The Company performance target for the PRC for both 2009 and 2008 was Operating Cash Flow. Based on performance against target, the Company made a $2,997 PRC for 2009 and no PRC for 2008.

The Vanguard Group ("Trustee") is both the Trustee and Recordkeeper for the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue any or all of its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

In July 2009, the FASB issued guidance now codified as ASC 105-10 "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles," which identifies the sources of accounting principles and the framework for selecting the principles used in preparation of financial statements. ASC 105-10 establishes The FASB Standards Codification™ and interpretative releases of the SEC as the only sources of authoritative U.S. GAAP. This statement is effective for Ashland on September 15, 2009 and will affect any references made to authoritative U.S. GAAP standards in future filings.

The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Ashland Inc. is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The market values for funds managed by the Trustee are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date ("OVD") for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

Certain amounts in the 2008 financial statements have been reclassified to conform to 2009 presentation.

3. Fair Value Measurements

The financial statements of the Plan are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, summarized below:

Level 1 – Quoted prices in active markets for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

(Dollars in Thousands)

3. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc; quoted prices for similar assets in active markets; and input derived from observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common Stock, Mutual Funds	$ 258,453	$ 40,947	$ -	$ 299,400
Guaranteed Investment Contracts	$ -	$ -	$ 83,541	$ 83,541
Participant Loans	$ -	$ -	$ 6,050	$ 6,050
Total	$ 258,453	$ 40,947	$ 89,591	$ 388,991

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common Stock, Mutual Funds	$ 214,533	$ 10,211	$ -	$ 224,744
Guaranteed Investment Contracts	$ -	$ -	$ 87,474	$ 87,474
Participant Loans	$ -	$ -	$ 4,756	$ 4,756
Total	$ 214,533	$ 10,211	$ 92,230	$ 316,974

As described in ASC 962, Plan Accounting—Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Vanguard Retirement Savings Trust in 2009 and 2008 held investment contracts in a common collective trust and are subject to the requirements of the ASC.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

3. **Fair Value Measurements (continued)**

Following is a description of the valuation methodologies used for assets measured at fair value. While, the value of the Ashland Common Stock Fund is determined based on the price of Ashland Common Stock, the fund also holds cash, and therefore is not traded on an exchange or active market. As such, at December 31, 2009, the Ashland Common Stock Fund was categorized as a level two investment rather than level one as presented on December 31, 2008.

Ashland Common Stock Fund: Value is determined based on the underlying investments, which are traded on an exchange and active market.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Participant loans: Valued at amortized cost, which approximates fair value.

Changes in the fair value of the Plan's Level 3 investments during the year ended December 31, 2009 were as follows:

| | | Level 3 Assets | |
	Participant Loans	Guaranteed Investment Contracts	Total
Balance at December 31, 2008	$ 4,756	$ 87,474	$ 92,230
Realized and unrealized gains (losses)	-	(3,933)	(3,933)
Issuances and settlements, net	1,294	-	1,294
Balance at December 31, 2009	$ 6,050	$ 83,541	$ 89,591

Changes in the fair value of the Plan's Level 3 investments during the year ended December 31, 2008 were as follows:

| | | Level 3 Assets | |
	Participant Loans	Guaranteed Investment Contracts	Total
Balance at December 31, 2007	$ 4,463	$ 72,037	$ 76,500
Realized and unrealized gains	-	15,437	15,437
Issuances and settlements, net	293	-	293
Balance at December 31, 2008	$ 4,756	$ 87,474	$ 92,230

(Dollars in Thousands)

4. Investments

The following table presents the fair values of investments held by the Trustee at December 31:

	2009	2008
* Vanguard 500 Index Fund	$ 34,327	$ 26,868
Vanguard Explorer Fund	6,882	4,820
Vanguard Extended Market Index Fund	7,679	4,747
Vanguard Growth & Income Fund	13,184	12,358
* Vanguard International Growth Fund	21,799	14,545
* Vanguard PRIMECAP Fund	35,008	27,426
Vanguard Prime Money Market	50	—
Vanguard Small-Cap Value Index Fund	7,872	5,689
* Vanguard Total Bond Market Index Fund	27,333	27,786
Vanguard Windsor II Fund	18,207	15,243
* Ashland Common Stock Fund	40,947	10,211
* Vanguard Retirement Savings Trust	83,541	87,474
Vanguard Inflation-Protected Securities Fund	2,335	389
Vanguard Target Retirement 2005 Fund	5,163	5,866
Vanguard Target Retirement 2010 Fund	6,001	5,647
* Vanguard Target Retirement 2015 Fund	18,929	17,338
Vanguard Target Retirement 2020 Fund	14,433	13,825
* Vanguard Target Retirement 2025 Fund	19,572	16,772
Vanguard Target Retirement 2030 Fund	7,471	6,164
Vanguard Target Retirement 2035 Fund	5,536	4,157
Vanguard Target Retirement 2040 Fund	1,974	1,315
Vanguard Target Retirement 2045 Fund	1,707	1,227
Vanguard Target Retirement 2050 Fund	827	265
Vanguard Target Retirement Income	2,164	2,086
	$ 382,941	$ 312,218
Participant Loans Receivable	6,050	4,756
Total	$ 388,991	$ 316,974

* Represents at least 5% of the Plan's net assets at December 31, 2009 or 2008

The Plan assets are held in the Vanguard Company. The Plan offers twenty-four investment vehicles in which participants may invest their account balances. Net appreciation (depreciation) in fair value of investments for the Plan for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Ashland Common Stock Fund	$ 36,927	$ 2,980
Mutual Funds	46,448	(86,714)
Net appreciation (depreciation) in fair value of investments	$ 83,375	$ (83,734)

-10-

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

5. **Employer Contributions**

As of, and for the years ended December 31, 2009 and 2008 respectively, the Company made the following contributions to the Plan.

	Cash	Stock	Total
December 31, 2009	$ 537	$ 6,054	$ 6,591
December 31, 2008	$ -	$ 891	$ 891

At December 31, 2009 and 2008, $258 and $257, respectively were receivable from the Company.

6. **Non-participant-directed Investments**

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	Investments	Contributions Receivable	Loan	Net Assets
December 31, 2009				
Ashland Common Stock Fund (participant-directed)	$ 14,326	$ 47	$ —	$ 14,373
	14,326	47	—	14,373
Ashland ESOP Stock Fund (non-participant-directed)				
Allocated	19,006	223	—	19,229
Unallocated	7,615	—	(4,018)	3,597
	26,621	223	(4,018)	22,826
	$ 40,947	$ 270	$ (4,018)	$ 37,199
December 31, 2008				
Ashland Common Stock Fund (participant-directed)	$ 2,478	$ 251	$ —	$ 2,729
	2,478	251	—	2,729
Ashland ESOP Stock Fund (non-participant-directed)				
Allocated	2,438	—	—	2,438
Unallocated	5,295	—	(12,522)	(7,227)
	7,733	—	(12,522)	(4,789)
	$ 10,211	$ 251	$ (12,522)	$ (2,060)

(Dollars in Thousands)

Investment income (loss) for the years ended December 31, 2009 and 2008 are as follows:

December 31, 2009	Ashland Common Stock Funds	Ashland ESOP Stock Fund Allocated	Ashland ESOP Stock Fund Unallocated
Net appreciation (depreciation) in fair value of investments	$ 12,365	$ 12,683	$ 6,055
Employer contributions	(158)	324	5,983
Employee contributions	667	—	—
Benefit paid to participants	(385)	(581)	—
Interest income (expense)	105	130	(306)
Allocation of shares under ESOP provisions	—	6,732	(6,732)
Net loan activity	71	144	—
Stock conversion adjustment	—	—	5,824
Other (deductions) additions	(15)	(12)	—
Transfer to other investment options	(1,006)	(2,629)	—
Net (decrease) increase	$ 11,644	$ 16,791	$ 10,824

December 31, 2008	Ashland Common Stock Funds	Ashland ESOP Stock Fund Allocated	Ashland ESOP Stock Fund Unallocated
Net appreciation (depreciation) in fair value of investments	$ (608)	$ (699)	$ (2,151)
Employer contributions	227	(11)	5,220
Employee contributions	70	—	—
Benefit paid to participants	(15)	(22)	—
Interest income (expense)	11	12	(301)
Allocation of shares under ESOP provisions	—	405	(405)
Net loan activity	24	46	—
Cash payment for stock conversion	(26,692)	(35,851)	1,657
Transfer to other investment options	3,020	2,707	(9,590)
Net (decrease) increase	$ (23,963)	$ (33,413)	$ (5,570)

7. Loan Payable

Pursuant to a loan agreement entered into with the Company in 2001, the Plan borrowed $11,000 in December 2001. This loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed principal payment schedule of $200 per year on December 31 of each year from 2002 through 2019, with a balloon payment of $7,400 payable on December 31, 2020. On April 29, 2002, the Plan borrowed an additional $75,000 from the Company. This second loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed payment schedule of $250 at the end of each calendar quarter as follows: $250 on June 30, 2002 and $250 on the last day of each quarter thereafter, with any remaining principal balance payable on December 31, 2020. In addition to the combined fixed payments of $1,200 for the loans, the Plan made additional payments of $7,304 and

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

$4,470 in 2009 and 2008, respectively. These payments were calculated based on the number of shares that were allocated to participants' accounts during the year. Principal payments on the loans are made in the same proportion as shares are released from the ESOP. The interest rate of both loans at December 31, 2009 was 3.3%.

The Plan provides for the periodic allocation of shares of Ashland common stock held by the ESOP component of the Plan to the account of Plan participants to satisfy the Company matching obligations. The unallocated shares of the ESOP are pledged as security for the loans. As part of the acquisition by Ashland, unallocated Hercules shares held by the ESOP were tendered and the ESOP received .093 shares of Ashland Common Stock and $18.60 per share in cash. The ESOP utilized the cash to purchase additional Ashland shares all resulting in an average share price of $15.04. This conversion resulted in a reduction to the loan payable of $5,824 in 2009. The value of the outstanding borrowings under the promissory notes is $4,018 and $12,522 at December 31, 2009 and 2008, respectively.

8.   Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

9.   Tax Status

On March 18, 2003, the Internal Revenue Service advised the Company that the Plan as amended through January 28, 2002 is a qualified plan and trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter to include, among other things, the merger of the BetzDearborn Plan and the performance based and fixed contributions. A subsequent, off cycle, filing was made with the Internal Revenue Service for amendments through January 31, 2008, the date of such filing. By letter dated April 22, 2010, the Internal Revenue Service returned the filing to the Company because the filing was off cycle. The Internal Revenue Service stated that the Plan should be filed during its remedial amendment cycle which ends on January 31, 2011. The Company will submit an updated filing to the Internal Revenue Service on or before January 31, 2011. Although other amendments have been adopted; the Plan administrator and the Plan's counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

10.   Recent Accounting Pronouncement

In May 2009, the Financial Accounting Standards Board (FASB) issued guidance related to subsequent events (Accounting Standards Codification (ASC) 855 Subsequent Events) which requires entities to record and disclose events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for Ashland on June 30, 2009 and did not have an impact on the Consolidated Financial Statements.

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-06 "Income Taxes (Topic 740), Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities Taxes" (Formerly FASB Interpretation No. 48 and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".) ASC 740 prescribes guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon adoption of this standard which has been adopted as required by the Plan as of January 1, 2009.

Although this standard does apply to employee benefit plans, the adoption of this standard did not require any adjustments to the Plan's financial statements because of its tax exempt status and it does not have unrelated business taxable income.

11.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN **SCHEDULE I**

Schedule of Assets Held for Investment Purposes at End of Year – Attachment for Schedule H, Line 4i
As of December 31, 2009

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

	Identity of Issue	Investment Type	Cost/Contract Value	Current/Market Value
*	Vanguard 500 Index Investment	Registered Investment Company	$ 33,547,392	$ 34,327,000
*	Vanguard Explorer Fund	Registered Investment Company	7,218,502	6,881,732
*	Vanguard Extended Market Index Investment	Registered Investment Company	6,915,388	7,679,440
*	Vanguard Growth & Income Investment	Registered Investment Company	15,020,366	13,183,522
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Company	2,256,448	2,335,540
*	Vanguard International Growth Fund	Registered Investment Company	23,490,338	21,798,671
*	Vanguard PRIMECAP Fund	Registered Investment Company	29,372,201	35,007,840
*	Vanguard Prime Money Market	Registered Investment Company	49,669	49,669
*	Vanguard Small-Cap Value Index	Registered Investment Company	7,991,707	7,872,130
*	Vanguard Target Retirement 2005	Registered Investment Company	5,070,528	5,163,123
*	Vanguard Target Retirement 2010	Registered Investment Company	5,268,884	6,000,867
*	Vanguard Target Retirement 2015	Registered Investment Company	17,170,713	18,929,336
*	Vanguard Target Retirement 2020	Registered Investment Company	11,993,300	14,432,678
*	Vanguard Target Retirement 2025	Registered Investment Company	17,554,964	19,572,249
*	Vanguard Target Retirement 2030	Registered Investment Company	6,039,536	7,471,395
*	Vanguard Target Retirement 2035	Registered Investment Company	5,150,657	5,535,797
*	Vanguard Target Retirement 2040	Registered Investment Company	1,624,745	1,974,425
*	Vanguard Target Retirement 2045	Registered Investment Company	1,638,267	1,706,719
*	Vanguard Target Retirement 2050	Registered Investment Company	779,630	827,547
*	Vanguard Target Retirement Inc	Registered Investment Company	2,041,643	2,163,696
*	Vanguard Total Bond Market Index	Registered Investment Company	26,741,140	27,333,361
*	Vanguard Windsor II Fund Investment	Registered Investment Company	19,756,965	18,206,991
*	Vanguard Retire Savings Trust	Common/Collective Trust	81,734,440	81,734,440
*	Ashland Common Stock Fund	Company Stock Fund	6,434,310	14,326,297
*	Ashland ESOP Fund	Company Stock Fund	9,437,415	19,006,208
*	Ashland ESOP – Unallocated	Company Stock Fund	2,019,969	7,614,766
	Subtotal		$ 346,319,117	$ 381,135,439
*	Loan Fund	4.25% - 9.75%	6,049,950	6,049,950
	Total Assets Held for Investment Purposes		$ 352,369,067	$ 387,185,389

***Party in Interest**

Schedule of Reportable Transactions – Attachment for Schedule H, Line 4j
For the year ended December 31, 2009

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date*	Historical Gain (Loss)
The Vanguard Group	Vanguard Retire Savings Trust	$ 27,398,681			$ 27,398,681	
The Vanguard Group	Vanguard Retire Savings Trust		$ 34,317,184	$ 34,317,184	$ 34,317,184	$ -
The Vanguard Group	Ashland Common Stock Fund	$ 17,358,220			$ 17,358,220	
The Vanguard Group	Ashland Common Stock Fund		$ 13,967,028	$ 7,294,368	$ 13,967,028	$ 6,672,660

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year
  as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HERCULES INCORPORATED SAVINGS
AND INVESTMENT PLAN

Date: June 23, 2010

By   /s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial
   Officer of Ashland Inc.
Chairperson of the Ashland Inc. Investment and
   Administrative Oversight Committee

-17-

EXHIBIT INDEX

23.1   Consent of Morison Cogen LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No.333-155396) on Form S-8 of Ashland Inc. of our report dated June 21, 2010, with respect to the statements of net assets available for benefits of the Hercules Incorporated Savings and Investment Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Schedule H, line 4i-schedule of assets (held at end of year) and line 4j-schedule of reportable transactions as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Hercules Incorporated Savings and Investment Plan.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 21, 2010